Exhibit 99.1

Banco Itaú Chile published a material event notice informing that it became aware that Itaú Unibanco will move forward with the proposed voluntary tender offer of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of ADS

SANTIAGO, Chile, May 29, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL)

We make reference to the Material Event issued by  Banco Itaú Chile  on March 2, 2023, pursuant to which the Bank informed that it had become aware of the intention of its controlling shareholder, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) –holder of approximately 65.62% of the issued, subscribed and paid shares of the Bank– to launch, directly or indirectly through its affiliates,  a voluntary tender offer to acquire up to all of the shares of the Bank not owned by Itaú Unibanco (the “Tender Offer”), representing approximately 34.38% of the issued, subscribed and paid shares of the Bank as of today, including those in the form of American Depositary Shares (“ADS”).

On that regard and on this date, the Bank has become aware that Itaú Unibanco made an announcement to the market in Brazil , informing that, in line with the Material Fact disclosed on March 2, 2023 Itaú Unibanco  received on May 26, 2023 the last pending regulatory authorization to increase its shareholding in Banco Itaú Chile and, therefore, will move forward with the proposed voluntary tender offer for the acquisition by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Itaú Chile (“Shares”), including those in the form of ADS.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Banco Itaú Chile

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl